                                                                    Exhibit 12.1

 Calculation of Ratios of Earnings to Fixed Charges and Combined Fixed Charges
                            and Preferred Dividends
                          (In Thousands, Except Ratios)

                                       Nine Months Ended
                                         September 30,                      Year Ended December 31,
                                      --------------------  --------------------------------------------------------

                                        2002       2001       2001       2000         1999        1998       1997
                                        ----       ----       ----       ----         ----        ----       ----
EARNINGS AVAILABLE FOR FIXED
   CHARGES:
   Net income (loss)                  $ 18,944   $ 60,732   $ 66,226   $ 38,566    $ (1,337)   $ (6,860)   $ (2,162)
   Less: Capitalized interest                -          -          -        (17)       (966)       (237)          -
   Add: Fixed charges                      845        453        576        909       3,870         603          40
   Income tax provision                 10,656     34,161     37,252     20,858           -           -           -
                                      -------------------   -------------------------------------------------------
EARNINGS AVAILABLE                    $ 30,445   $ 95,346   $104,054   $ 60,316    $  1,567    $ (6,494)   $ (2,122)
                                      ===================   =======================================================

FIXED CHARGES:
   Interest expense                   $    597   $    306   $    381   $    748    $  2,805    $    279    $      -
   Capitalized interest                      -          -          -         17         966         237           -
   Rental expense representative of
     interest factor                       248        147        195        144          99          87          40
                                      -------------------   -------------------------------------------------------
TOTAL FIXED CHARGES                   $    845   $    453   $    576   $    909    $  3,870    $    603    $     40
                                      ===================   =======================================================
Preferred dividends on a pre-tax
   basis                                     -          -          -          -       7,911       7,094       1,326
                                      -------------------   -------------------------------------------------------
TOTAL FIXED CHARGES AND PREFERRED
   DIVIDENDS                          $    845   $    453   $    576   $    909    $ 11,781    $  7,697    $  1,366
                                      ===================   =======================================================

RATIO OF EARNINGS TO FIXED CHARGES       36.03     210.48     180.65      66.35          (1)         (1)         (1)
                                      ===================   =======================================================

RATIO OF EARNINGS TO FIXED CHARGES
   AND PREFERRED DIVIDENDS               36.03     210.48     180.65      66.35          (2)         (2)         (2)
                                      ===================   =======================================================

(1) Earnings were inadequate to cover fixed charges by $2.3 million, $7.1 million and $2.2 million for the years ended December 31, 1999, 1998 and 1997, respectively.

(2) Earnings were inadequate to cover fixed charges and preferred dividends by $10.2 million, $14.2 million and $3.5 million for the years ended December 31, 1999, 1998 and 1997, respectively.